SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 2)

NTS-Properties VII, Ltd.
(Name of Subject Company (issuer))

NTS-Properties VII, Ltd. (Offeror and Issuer)
ORIG, LLC (Offeror and Affiliate of Issuer)
J.D. Nichols (Bidder and Affiliate of Issuer)
Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

62942E506
CUSIP Number of Class of Securities)

J.D. Nichols, Managing General Partner of
NTS-Properties Associates VII and Managing Member
of ORIG, LLC
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Mark Borrelli, Esq.
Shefsky & Froelich Ltd.
444 North Michigan Avenue, Suite 2500
Chicago, Illinois 60611
(312) 836-4014

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [ ] going private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 2 dated June 29, 2001 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on May 14, 2001 by NTS-Properties VII, Ltd., a Florida limited partnership (the "Partnership") and ORIG, LLC ("ORIG"), a Kentucky limited liability company and affiliate of the Partnership (each an "Offeror" and collectively, the "Offerors"), J.D. Nichols and Brian F. Lavin. The Original Statement was subsequently amended by filing Amendment No. 1 on June 18, 2001. Hereafter, all references to the Original Statement shall be to the Original Statement, as amended.

     The Original Statement and this Amendment No. 2 relate to an Offer to Purchase dated May 14, 2001 (the "Offer to Purchase") in which the Partnership and ORIG are offering to purchase up to 2,000 limited partnership interests in the Partnership. Capitalized terms not defined herein shall have the same meaning as in the Original Statement. This Amendment No. 2 amends the Original Statement by including a copy of a letter to the Partnership's limited partners, which is attached as an exhibit to this Amendment No. 2, which reminds the limited partners of the August 14, 2001 expiration date of the Offer and provides answers to some commonly-asked questions regarding the Offer.

Item 12. Material to be filed as Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

     (a)(6) Letter sent by the Partnership to Limited Partners dated June 29, 2001.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2001	NTS-PROPERTIES VII, LTD., a Florida limited partnership

By: NTS-PROPERTIES ASSOCIATES VII
General Partner

By: /s/ J.D. Nichols

J.D. Nichols, Managing General Partner

ORIG, LLC, a Kentucky limited liability company

By: /s/ J. D. Nichols

J.D. Nichols, Managing Member

/s/ J. D. Nichols

J. D. Nichols, individually

/s/ Brian F. Lavin

Brian F. Lavin, individually

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EXHIBITS

Exhibit Number	Description

(a)(6)	Letter sent by the Partnership to Limited Partners dated June 29, 2001.

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